UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 1-35016

SGOCO Group, Ltd.

21/F, 8 Fui Yiu Kok Street,
Tsuen Wan, New Territories,
Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Change of Officers

On July 27, 2021, Mr. Xiao-Ming HU (“Mr. Hu”) resigned as Interim Chief Financial Officer of SGOCO Group, Ltd. (the “Company”), effective immediately.

On July 29, 2021, Mr. Chung Hang LUI (“Mr. Lui”) was appointed as Chief Financial Officer of the Company, effective immediately.

The biography for Mr. Lui is set forth below:

Chung Hang LUI, age 28, was appointed as Chief Financial Officer of the Company on July 29, 2021. Mr. Lui was the Director of Amaz Global Limited (“AGL”), an innovative employee benefits online platform in Hong Kong. Under his directorship from January 2020 to July 2021, Mr. Lui directed the business strategies and determined the financial plans of AGL. Mr. Lui led AGL to astounding success, having reached over 60,000 platform users within 3 months. During his employment with AGL, Mr. Lui collaborated with plenty of multinational corporations such as WeWork, W Hotel and Sephora. Mr. Lui holds a Bachelor’s Degree of Marketing and a Master’s Degree of Accounting from Royal Melbourne Institute and Technology (RMIT University) in Australia. His educational background and exposure to multi-cultural environment give him the advantage to work in the dynamic global market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO GROUP, LTD.

Date: July 29, 2021	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau